November 3, 2023

VIA E-mail

Terry Hart
Kayne Anderson BDC, Inc.
811 Main Street
14th Floor
Houston, Texas 77002
thart@kaynecapital.com

       Re:       Kayne Anderson BDC, Inc.
                 Draft Registration Statement on Form N-2
                 CIK: 0001747172

Dear Mr. Hart,

On October 6, 2023, you confidentially filed a registration statement on Form N-2 for Kayne
Anderson BDC, Inc. (the    Company   ). We have reviewed the registration
statement and our
comments are provided below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

PROSPECTUS

1. Please clarify and harmonize the disclosure regarding the Company issuing debt securities or preferred stock to make investments. We note certain disclosures indicate the Company may
engage is such activities    in the future    while others state the Company
intends to    engage in
these activities. Please confirm to us that the Company does not intend to issue debt securities or preferred stock within a year from the effective date of the registration statement or add appropriate strategy, risk, and fee table (e.g., dividend expenses) disclosure.

2. In describing the Company   s strategies and risks, to avoid disclosure that
suggests the
Company offers a guarantee against loss, either delete the term    protection
 (as well as any
variations of that term) from the text or revise it to explain that that such protection is not
guaranteed (e.g., revise disclosure in the    Market Opportunity    section on
page 3, in the last
sentence of the first paragraph from    downside protection    to    the sought
after downside
protection   ). Confirm the risk sections include correlating risk disclosure concerning any
statements about sought after protection. Relatedly, to the extent the Company makes subjective
assertions in the disclosure about the Company   s ability to achieve positive
investment results
through its investment strategies and/or by using certain investment instruments, please revise the disclosure, as necessary, for accuracy (e.g., see comment number 26 below concerning the
Company   s use of the term    conservative   ).
 Terry Hart
Kayne Anderson BDC, Inc.
November 3, 2023
Page 2 of 19

3. Please delete from the text overly broad terms and phrases that suggest the Company has not disclosed its investment strategies, risks and/or policies in full (e.g.,
delete the phrase    such as
used on page 49 in the last sentence of the first paragraph). See the Instruction to Item 3.2 and subparagraphs 2, 3 and 4 of Item 8 in Form N-2. Also, please define terms at their place of first
origin and before using acronyms (e.g.,    EBITDA   ).

Cover Page

4. Please discuss the Company's investment advisor, KA Credit Advisors, LLC
(the    Advisor   ),
before discussing Kayne Anderson Capital Advisors, L.P. (   Kayne Anderson   )
or any affiliates
of Kayne Anderson and/or of the Company. Please note, information in the registration statement, including that on the cover page, should be specific to how the Company will be managed. Accordingly, please either delete a discussion of Kayne Anderson Capital Advisors,
L.P. (   Kayne Anderson   ) from the cover or revise the text to explain how
Kayne Anderson is
relevant to the Company   s management. Clarify the difference between Kayne
Anderson   s
   management    function and that Advisor   s management function with respect
to the Company   s
operations.

5. The first paragraph states that the Company will invest in    privately
held middle market
companies, while other disclosures, such as those on page 2 of the Summary Prospectus,
describe such companies only as    middle market companies    or middle market
companies that
are    U.S.-based    (Emphasis added.) If the Company will invest principally
in "private middle
market U.S. companies" please harmonize the disclosure accordingly and confirm that the disclosure specifies and defines each type of middle market company in which the Company will invest principally along with the applicable issuers.

       (i)     Relatedly, delete: the term    based    in specifying issuers
(i.e., revise    U.S.-based
               middle market company    to    private U.S. middle-market
company   ); and any
               other such terms. Also, specify in the Prospectus how the Company defined U.S.
               issuers.

6. The Prospectus indicates that the Company will use leverage. Please note this on the cover page and identify the form(s) the leverage is expected to take (e.g., credit facilities). Please add a cross reference to the Prospectus disclosure regarding the risks associated with a leveraged capital structure. See Item 1.1.j of Form N-2 and Guidelines to Form N-2, Guide 6.

7. On the cover page, briefly discuss in a prominent manner (e.g., in bold in a separate
paragraph), the Company   s credit quality policies for the Company   s
principal debt investments.
The Prospectus explains that such debt typically is not rated by any rating agency, but if those instruments were rated, they would likely receive a rating of below investment grade (that is,
below BBB- or Baa3), which often is referred to as    high yield securities
or    junk securities
or    junk bonds.    Please state as much on the cover page. Also add a
discussion of these
credit quality policies to the Prospectus Summary and Summary of Risk Factors sections. In
any discussion of the Company   s credit quality policies, please, use the term
   junk    in the text.
 Terry Hart
Kayne Anderson BDC, Inc.
November 3, 2023
Page 3 of 19

8. The disclosure on the cover page made in response to Item 1.1.d of Form N-2 (e.g., those included in paragraph 10), does not in all respects, conform to and/or include the disclosure specified in that Item. Please revise the text accordingly.

9. The second paragraph mentions "other opportunistic credit investments" and "other higher yielding investments." In the Summary Prospectus specify any such investment that will be used as a principal investment and add correlating risk disclosure in the Summary of Risk Factors section. See the Instruction to Item 3.2.

10. In the eighth paragraph, please briefly explain why investors in the offering will experience dilution.

11. Please briefly disclose the Company   s maturity policy applicable to its
investments and
disclose any corresponding risks in the    Risk Summary    section.

Pricing Table

12. Pleased revise the table's layout to conform to the formatting of Item 1.1.g of N-2.

13. In the sales load caption, please delete "paid by us." Also, explain in the first footnote that the common shareholders will bear directly the sales load of this offering and that the consequent effect of this will be to immediately reduce the net asset value of each common share purchased in this offering. We note the fact that the common shareholders will directly bear these expenses is stated in the first footnote to the fee table. Confirm that the Prospectus discusses this fact in plain English.

14. Please explain to us why the    Proceeds    caption in the table shows
proceeds before
expenses. See Id.

15. In the second footnote, please indicate that such expenses will be borne indirectly by the common shareholders. Also clarify that the effect of this will be to immediately reduce the net asset value of each common share purchased in this offering.

16. Please add a footnote to the pricing table in compliance with Instruction 6 to Item 1.1.g of
Form N-2. See also Item 27 of Form N-2.

17. Confirm the table is in compliance with Instruction 3 to Item 1.1.g of Form N-2 or revise accordingly.

Prospectus Summary

18. The Prospectus Summary, which is 16 pages long, is repetitive and overly lengthy for a summary. Please revise the Summary where necessary to conform to the Commission
  s plain
English requirements and to meet the requirements of the Instruction to Item
3.2. In doing so,
delete industry jargon, complex technical terms, and generalized information and provide a more clear and concise description of how the Advisor decides what securities to buy and when to sell
 Terry Hart
Kayne Anderson BDC, Inc.
November 3, 2023
Page 4 of 19

them. Also, relocate any non-principal strategies and risks disclosure in the Summary (e.g., the
General Risk Factors section on page 15) to appear after the Summary. See Id. See also Item 8.4 and Instruction 1 thereto.

19. Revise headings, as applicable, in the Prospectus Summary to indicate principal strategies
and risks are being disclosed (e.g., revise    Investment Objective and
Strategy    to    Investment
Objective and Principal Strategy    and    Summary of Risk Factors to
Summary of Principal Risk
Factors   ).

20. Please delete from the Prospectus Summary generalized information from third-party sources and/or that is marketing in nature (e.g., certain disclosure in the Market Opportunity section). Relatedly, in certain instances, quoted information does not appear to align with the
Company   s principal investment strategies. For example, the two graphs that appear,
respectively, on pages three-five do not concern only middle market companies with annual revenues capped at $150 million, which is the maximum amount the Company states it uses in its definition of middle-market companies for principal investments. Further, the graph on page 5
does not appear to be limited to    private    middle market companies (i.e.,
the specific type of
middle-market issuer in which the Company states it    invests primarily   ).
Also:

       (i) Explain whether the Company has obtained or will obtain, consents of the respective authors, companies, and/or publications. Also, disclose any potential liability to which the Company may be exposed for using such information without such permission. In addition, please confirm to us that any third-party data included in the registration statement was not prepared for or commissioned by the Company or its affiliates. Also confirm to the staff that the Company is not disclaiming responsibility for the accuracy or adequacy of any third-party information/data in the registration statement.


       (ii) To the extent the Prospectus Summary has generalized and lengthy discussions of the investment philosophies, acumen, and activities of Kayne Anderson, and of various affiliates of Kayne Anderson and/or of the Company, please delete such text. Confirm any statements about the historical investment results of Kayne
               Anderson and/or any affiliate, specify that those results are not those of the
               Company. Connectedly, we note that the Prospectus repeats information about
               Kayne Anderson and certain affiliates that appears in the Summary. Please review and revise that disclosure with an eye toward streamlining it.

21. Disclosure on page 1 of the Prospectus states that weighted average
loan-to-value (   LTV   )
represents the total par value of our debt investment relative to our estimate of the enterprise value of the underlying borrower. Please update all references in the registration statement that
refer to    loan-to-value ratio    and    LTV    to    loan-to-enterprise value
ratio    and    LTEV,
respectively. Also, with respect to the Company   s use of    EBITDA    for
purposes of
implementing the Company   s investment strategy; as EBITDA calculations may be
subject to
adjustment to reflect other items or events (e.g., market disruptions, M&A-related charges),
 Terry Hart
Kayne Anderson BDC, Inc.
November 3, 2023
Page 5 of 19

please confirm whether reference to EBITDA in this context will be subject to such adjustments, and if so, revise the disclosure to provide additional context.

22. Please define in the Prospectus Summary "first lien senior secured, unitranche and split-lien loans" and summarize their respective risks in the Summary of Risk Factors section. Confirm that the Summary specifies each type of loan the Company uses for its principal investments along with attendant risks. We note, text in the Prospectus suggests the Company may invest in distressed securities including loans and loan participations. If the Company may use such loans for its principal investments, revise the Prospectus Summary accordingly and add correlating risks. See the Instruction to Item 3.2 of Form N-2.

23. Beyond loan and debt instruments, please confirm that the Prospectus Summary concisely identifies and defines any other type of security in which the Company will invest principally and provides correlating risk disclosure in the Summary of Risk Factors section.

24. If principal strategies, summarize the Company   s use of collateralized
loan obligations and
collateralized debt obligations (   CLO   ), including the applicable tranches
(e.g., the equity
tranches of collateralized loan obligations). Summarize any such arrangements and risks and provide more fulsome disclosure in the Prospectus.

25. Please revise the Prospectus Summary to describe with specificity how the Company will engage in leverage, including the form(s) of the leverage and the attendant risks. For purposes of plain English, please consider adding a separate leverage heading in the Summary. In the disclosure, if accurate, explain that all leverage expenses of the Company will be borne solely by
the Company   s common shareholders.

26. Certain disclosure describes the Company's investment strategies and/or the related securities the Company will use as "conservative" (e.g., the sixth sentence of
the    Risk Adjusted

27. Returns in Investment Selection    section and the    Conservative
Transactions Structures"
bullet on page 7). As the Company, however, discloses it will invest
typically    in unrated
bonds that if rated would be determined to be the equivalent of    high yield
 or    junk bonds,    and
   [t]herefore, [the Company   s] investments may result in an above average
amount of risk and
volatility or loss of principal,    please delete the term    conservative
to avoid misleading
disclosure. Also, given these    typical    investments in unrated    high
yield    or    junk bonds,
clarify for accuracy the disclosure in the    Conservative Transactions
Structures    bullet stating,
"[i]n general, we expect an average of approximately 50% of the total capitalization of our investments to come from equity capital or other forms [of] investment junior to our investment position on terms acceptable to us." In that clarification, explain what other forms [of
]investment junior to our investment position on terms acceptable to us" means.

28. With respect to the equity investments the Company will use for its principal investments, please disclose any market capitalization policy along with attendant risks.
 Terry Hart
Kayne Anderson BDC, Inc.
November 3, 2023
Page 6 of 19

Prospectus Summary-Kayne Anderson BDC, Inc. (Page 1)

29. The last paragraph discusses the Company   s intention to make quarterly
distributions. As
the Prospectus states these distributions may consist of a return of capital, please indicate as much in this paragraph and briefly explain the meaning of a return of capital or add a cross references to where that term is defined in the Prospectus and where the consequences of a return of capital are explained.

Investment Portfolio (Page 1)

30. In the first paragraph, the fourth sentence states the Advisor maintains a regular dialogue with portfolio company management teams (as well as their financial sponsors, where
applicable.)    (Emphasis added.) In the text, please clarify these
financial sponsors.

31. The last paragraph states the Company    may also invest up to 30% of [its]
portfolio . . . in
non-U.S. companies.    If the Company will invest principally in the securities
of foreign issuers
(including if applicable, those located in emerging and/or frontier markets), please add attendant disclosure. Also, explain in the Prospectus how the Company determines that an issuer is a foreign issuer (e.g., inclusion in a certain index) and on the cover page, briefly disclose the
Company   s strategy to invest in foreign securities. Also, if the Company will investment
principally in issuers located in specific countries and/or geographic regions, please disclose that strategy in the Prospectus Summary.

Investment Objective and Strategy (page 2)

32. The Company   s investment objective is    to generate current income and,
to a lesser extent,
capital appreciation primarily through debt investments in middle market companies.
(Emphasis added.) As the emphasized disclosure describes an investment strategy, rather than an investment objective, please delete it from the Investment Objective.

33. Please explain the    team   s time-tested underwriting process" mentioned
in the last paragraph
or add a cross reference to where an explanation of this    process    is
provided in the Prospectus.

34. The third paragraph indicates the Company will engage in loan sourcing activities through
Kayne Anderson   s    private credit platform . . .    KAPC    or    Kayne
Anderson Private
Credit   .    Please explain how each of KAPC   s activities, as described in
the registration
statement, is consistent with the order the Commission issued to Kayne Anderson MLP/Midstream Investment Company, et al. on February 4, 2020 (Investment Company Act
Release No. 33798, February 4, 2020). Also, in an appropriate location in the Prospectus, please
specify and clarify the operations of KAPC and indicate KAPC   s legal
structure.

Risk Adjusted Returns in Investment Selection (page 2)

35. Please define    risk adjusted returns    and concisely summarize, in plain
English. how the
Company will provide such returns and provide a cross reference to where such returns are
 Terry Hart
Kayne Anderson BDC, Inc.
November 3, 2023
Page 7 of 19

described in full in the Prospectus along with attendant risks. Also, clarify when such returns are
   attractive    as mentioned in the first sentence.

36. The Company indicates its    investment objective is to generate current
income and, to a
lesser extent, capital appreciation.    Please clarify the nexus between the
disclosure in this    Risk
Adjusted Returns in Investment Selection    section and the Company   s stated
Investment
Objective. Are    risk-adjusted returns    and/or the    preserv[ation of]
investor capital    also
respective investment objectives of the Company?

37. In the first sentence, please revise    origination    to    loan
origination    or explain what
   origination    means in plain English. Also, please briefly clarify in the
Summary how the
Company will engage in loan origination for its principal investment strategies and add a cross reference to where a more detailed discussion of this loan origination strategy and its attendant risks are located in the Prospectus.

38. In the second sentence, please define    [a]t a high level.

39. In the fourth sentence, please disclose the source of the opinions stated therein.

40. In the fifth sentence, please revise    tend[s] to invest," to    will
invest.    Also, define "winners
and losers,    provide the source of that definition, and explain how they have been "more-or-less
decided." Additionally, explain how issuers in "evolutionary" markets have "sustainable [and] predictable . . . cashflows" the Company can "underwrite . . . for the long term."

Market Opportunity (Pages 3-5)

41. With respect to the first paragraph, please: (i) define "attractive yields;
   (ii) precisely explain
how the "credit instruments . . . typically rank ahead of other debt
instruments in the borrower   s
capital structure;" (iii) concerning the statement about "typically [receiving] quarterly interest payments," quantify that information if possible; and (iv) specify the "credit investments" as the first sentence indicates the Company already "hold[s]" them, while the second sentence states the
"majority of [the Company's] credit investment are expected to be floating rate loans."
(Emphasis added.)

42. As stated in the second sentence of the first paragraph, please briefly explain in plain
English what "a natural hedge in a higher interest rate environment    means.

43. The third sentence of the first paragraph is difficult to understand as it uses complex technical terms and industry jargon. Please revise for clarity using plain English to aid investor
understanding. Also, this sentence suggests that KAPC serves as the Company   s
investment
advisor. Please clarify.

Corporate Structure (Page 9)

44. Please briefly define the tern    private offering.
 Terry Hart
Kayne Anderson BDC, Inc.
November 3, 2023
Page 8 of 19

45. Disclosure on page 88 of the Prospectus under the heading,    Private
Offerings,    states,
   [u]pon completion of our initial capital raise, we anticipate that the initial investors will own
approximately % of our investment advisor.    (Emphasis added.) Please discuss
this information
in the Prospectus Summary and specify how it relates to the current offering. Please explain this initial capital raise" including its completion status. In order to proceed with the offering, does the Company have a minimum amount of sales requirement? If so, please state as much in the
Summary and describes the risks involved if the Company does not achieve adequate capitalization.

46. The last paragraph includes incomplete information concerning a    final
private offering of
shares of [the Company   s] common stock.    Please disclose the date of this
offering as well as the
exemption from registration claimed. If the offering was conducted within 30 days of the filing of the registration statement, please explain to us how you have determined that the offering complied with the conditions of the exemption, including the prohibition on general solicitation, if applicable.

Investment Advisory Agreement (Page 11)

47. This section briefly mentions that the    Advisor may, from time-to-time,
grant waivers on the
Company   s obligations, including waivers of the base management fee and/or incentive fee,
under the Investment Advisory Agreement. The Investment Advisory Agreement may
be
terminated by either party with 60 days    written notice.    We note the
exhibit index in Item 25
does not list any separate waiver agreement, however, the Investment Advisory Agreement filed
as Exhibit 25.2.(g)(1) includes a    Waiver or Deferral of Fees    provision.
Please confirm to the
staff that there is no separate waiver agreement, deferral agreement, and/or expense payment agreement between the Company and the Advisor beyond this provision in the Advisory
Agreement.

48. Please explain in clear and full detail in the Prospectus, the terms of the Waiver or Deferral
of Fees    agreement between the Company and the Advisor (e.g., indicate the nature of the
agreement (e.g., contractual), all applicable parties, all material terms (e.g., length), and explain any recoupment rights). See Item 20.1.c.(3) of Form N-2.

49. To the extent there are recoupment rights under the Waiver or Deferral of Fees agreement, please concisely disclose those rights, and explain that the common shareholders ultimately bear the costs of any related reimbursement expenses. Explicitly and clearly describe the amount of the expenses subject to recoupment, the expense ratio and distribution level at which recoupment of the waived or reimbursed expenses may occur, and the expiration date(s) of the recoupable amount (e.g., by using a chart to aid in investor understanding). Please confirm that:

       (i) Recoupment of fees waived or deferred, or expenses paid must occur within three years of the date of the waiver, deferral, or payment.

       (ii) Recoupment payment must be conditioned on: (1) an expense ratio (excluding management or incentive fees) that, after giving effect to the recoupment, is lower than the expense ratio (excluding management or incentive fees) at the time of the
 Terry Hart
Kayne Anderson BDC, Inc.
November 3, 2023
Page 9 of 19

                fee waiver or expense reimbursement; and (2) a distribution level (exclusive of return of capital, if any) equal to, or greater than, the rate at the time of the waiver or reimbursement. See, AICPA Audit Risk Alert-Investment Company Industry
                Developments 2013/14.

The Administrator (Page 12)

50. The second paragraph discusses certain reimbursement rights of the Administrator. In the section of the Prospectus made in response to Item 9.1.d of Form N-2, please specify in detail the reimbursement arrangement between the Company and the Administrator. In addition to being reimbursed for the services noted in the text, does the Administrator also receive a fee? If so, please disclose any such compensation. See Id. Confirm that the terms of this reimbursement arrangement between the Company and the Administrator are included in the copy of the
Administration Agreement filed as Exhibit 25.2 (g)(3) in Item 25. We note that agreement indicates, "there shall be no separate fee paid in connection with the services provided [by the
Administrator, but also refers to] administration fees payable under this
Agreement.    Please
clarify.

51. Please revise the penultimate sentence of the second paragraph to disclose prominently (e.g., in bold) the impact of any such reimbursement on common shareholders (i.e., common shareholders ultimately, will bear those costs). Confirm any reimbursement costs or other fees paid to the Administrator are included in the fee table.

52. In the section of the Prospectus made in response to Item 9.1.d, please disclose the terms of the sub-administration agreement between Ultimus Fund Solutions, LLC (
Ultimus   ) and the
Company's Administrator, including the specific services that Ultimus will provide to the
Company. Disclose the compensation Ultimus receives for those services. See Id. If the
Company   s common shareholders ultimately will bear such costs, disclose as much and tell us
supplementally, what document governs the terms for any payment arrangements between
Ultimus and the Company. Confirm any such fees are reflected in the fee table.

Policies and Procedures for Managing Conflicts (Page 13)

53. Please briefly disclose that the Advisor has a fiduciary duty to the Company, including with respect to its receipt of compensation (see Section 36(b) of the 1940 Act). Please also discuss briefly the role of the Board in overseeing the Advisor and monitoring the
Advisor   s conflicts of
interest.

Allocation of Investment Opportunities and Exemptive Relief (Page 13)

54. Has the Company, the Investment Advisor, or any of the Company's affiliates granted, or does the Company, the Investment Advisor, or any of the Company's affiliates intend to grant, preferential rights or terms with respect to the Company, its shares, its investments, and/or its activities to certain investors that are not available to other investors, via side letter or otherwise?
If so, please describe to us such rights or terms and the criteria by which such investors were
 Terry Hart
Kayne Anderson BDC, Inc.
November 3, 2023
Page 10 of 19

selected. Also, tell us how the granting of such rights or terms impacts the Company and investors who are not granted them. We may have more comments after reviewing your response.

Summary of Risk Factors (Pages 13-15)

55. Please revise this heading to    Summary of Principal Risk Factors.

56. We note that the disclosure describes many of the Company   s risks as
possibilities. Given
the Company   s investment strategies (e.g.,    typically    in unrated
securities that if rated, would
be deemed as    junk bonds   ) and the risks attendant thereto, please revise
the disclosure for
accuracy, as applicable (e.g., in the    Risks Relating to our Investments
heading, revise the
fourth bullet from    may    to    will   ).

Fees and Expenses (Pages 21-22)

57. The following types of waivers should not appear in a fee table, including in any footnotes thereto: (i) voluntary waivers; (ii) waivers that do not extend for a least one year from a
registration statement   s date of effectiveness; and (iii) waivers that have
not become effective
yet. If the waiver shown in the fee table falls into at least one of the categories, please remove the waiver caption and related footnote from the table relocate the waiver information to another section of the Prospectus. Also, confirm that the impact of any such voluntary waiver was not used to calculate the figures in the fee table and in the example made in response to Item 3.

58. Does Kayne Anderson Private Credit charge the Company fees for using KAPC's credit platform? Are those fees shown in the fee table and if so, where? If not included, please explain why.

Risk Factors (Pages 24-54)

59. Please note Item 105 of Regulation S-K requires that risk factors be concise. Accordingly, please review these sections with an eye towards streamlining the disclosure to improve clarity and to delete duplicative disclosures. Also, please use bold or bullet points to improve clarity where possible.

60. The first paragraph states,    [t]he risks set out below are not the only
risks we face.
Additional risks and uncertainties not presently known to us or not presently deemed material by
us may also impair our operations and performance.    Please delete these
sentences from the
disclosure as such mitigating language is not in compliance with the requirements of Item 8.3 of
Form N-2, which requires that a registrant concisely describe the principal risk factors associated with an investment in the registrant. See also, Id.

We intend to use debt to finance our investments and . . . net investment income (Page 25)

61. The last sentence of the last paragraph refers to the Company   s
distribution rate.    Please
inform the staff whether the Fund intends to report a distribution rate. In addition, please note
 Terry Hart
Kayne Anderson BDC, Inc.
November 3, 2023
Page 11 of 19

that reports containing distribution yields should be accompanied by the total return and/or SEC yield.

The Advisor   s investment committee . . . our investment discretion (Page 28)

62. With respect to the portion of last sentence stating, "or as a result of applicable law or regulations," please enhance this disclosure to state "or as a result of applicable law or regulations (for example, the antifraud provisions of the federal securities laws) . . . effect on us.

Regulations governing our operation. . . associated with leverage (Page 33)

63. The first paragraph seems to suggest that the Company has not met the approval required to use the reduced asset coverage ratio of 150%. Please reconcile with other disclosures indicating that the Company will use such a ratio of 150% (e.g., the first paragraph on page nine under the
heading    Corporate Structure   ). If the company has not obtained the
required approval, revise
any related disclosure, including related examples for accuracy.

We intend to finance our investments with borrowed money . . . in us (Page 34)

64. Please add the disclosure required by Item 8.3.b.(2) of Form N-2.

Provisions in a credit facility limit our investment discretion (Pages 34-35)

65. Concerning the effects of leverage table appearing on page 35, please revise the first caption to conform exactly to the caption required by Item 8.3.b.(3) and confirm that
the table   s
information will be calculated pursuant to the requirements of that Item and the Instructions thereto. Also, for purposes of plain English, please consider giving this section a sub-heading to assist a reasonable investor in locating the table and the disclosure attendant thereto.

Defaults by our portfolio companies will harm our operating results (Page 42)

66. This section discusses covenant-lite loans. Please confirm whether the Company may invest in such loans for purposes of its principal strategies. If so, please add a discussion of these loans to the Prospectus Summary and Summary of Risk Factors sections (explain the risks posed by such loans, including that that they may not allow the lender to monitor the performance of the borrower and declare a default if certain conditions are breached).

Our failure to make follow-on investments . . . our portfolio. (Page 46)

67. Text in the second bullet on page 46 indicates the Company may invest in convertible securities. If the Company expects to invest in contingent convertible
securities (   CoCos   ), the
Company should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Company invests in
CoCos, and the characteristics of the CoCos, (e.g., credit quality, conversion triggers). If CoCos will be a principal type of investment, the Company should provide a description of them and
 Terry Hart
Kayne Anderson BDC, Inc.
November 3, 2023
Page 12 of 19

should provide appropriate risk disclosure. In addition, please tell us whether the Company intends to invest in CoCos and the amount the Company intends to invest.

The Advisor   s and Administrator   s liability . . . for its own account (page
48)

68. Please revise the second sentence to conform exactly to the language of
Section 17(i) of
1940 Act. Please make conforming changes to the registration statement and organizational documents thereto, as applicable.

Cautionary Notice Regarding Forward-Looking Statements (Page 56)

69. Please include a statement that forward-looking statements are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933 (the
Securities Act   ).

Use of Proceeds (Page 57)

70. The fourth paragraph states that the Company    intend[s] to use any
remaining proceeds to
make investments in accordance with [its] investment objectives and strategies
and
for general corporate purposes.    Please disclose the approximate amount of
the proceeds to be
used for each of these purposes. See Item 7.1. of Form N-2.

Credit Facility- Revolving Funding Facility (74)

71. The disclosure references the Company   s wholly owned, special purpose
financing
subsidiary, Kayne Anderson BDC Financing, LLC (   KABDCF   ). Please disclose
the following
in an appropriate location in the Prospectus:

       (i) that KABDCF engages in investment activities in securities or other assets that
               are primarily controlled by the Company (   primarily controlled
   means (1) that
               the Company controls KABDCF within the meaning of Section 2(a)(9) of the
               1940 Act, and (2) the Company   s control is greater than that
of any other person);

       (ii) that the Company complies with the provisions of the 1940 Act governing the permissible functions and activities of business development companies (Section
               55) on an aggregate basis with KABDCF;

       (iii) that the Company complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18, as modified by Section 61) on an aggregate basis with KABDCF so that the Company treats KABDCF debt as your own;

       (iv) that KABDCF complies with the provisions of the 1940 Act relating to affiliated transactions and custody (Section 17, as modified by Section
57); and

       (v) that the investment advisor to KABDCF complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment advisor to the Company under Section 2(a)(20) of the 1940 Act. The investment
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Kayne Anderson BDC, Inc.
November 3, 2023
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               advisory agreement between KABDCF and its investment advisor is a material contract that should be included as an exhibit to the registration statement. If the same person is the advisor to both the Company and KABDCF, then for purposes of complying with Section 15(c), the review of your and KABDCF investment advisory agreements may be combined.

72. Please tell us whether the financial statements of KABDCF will be consolidated with the
Company   s. If not, please explain why.

73. Please confirm that KABDCF will agree to inspection by the staff of its books and records, which will be maintained in accordance with Section 31, as modified by Section 64, of the 1940
Act.

74. In the fee table, please confirm that KABDCF   s management fee, if any,
will be disclosed in
the Management Fee caption and that KABDCF   s expenses will be disclosed in
the    Other
Expenses    caption. Also, please clarify this in the narrative disclosure accompanying the fee
table.

75. Please disclose that the Company does not intend to create or acquire primary control of any entity that primarily engages in investment activities in securities and other assets other than joint ventures or entities wholly owned by the Company.

Quantitative and Qualitative Disclosures About Market Risk (page 77)

76. The fourth paragraph notes the Company may engage in hedging strategies by using certain derivative instruments. Please reconcile this disclosure with that on page 35 that states the
Company has    currently . . . no intention to . . . enter into transactions
involving derivatives.    If
the company may engage in hedging transactions using derivatives, please state as much and if it may do so for principal strategies, add attendant disclosure to the Prospectus Summary with a
more fulsome discussion in the Prospectus    principal strategies and risks
sections. See Items 3.2,
8.2 and 8.3 of Form N-2.

Management (Pages 99-111)

77. Item 9 of Form N-2 requires that a registrant describe concisely how the business of the registrant is managed. Relatedly, throughout the Prospectus, multiple entities are described as assisting the Company in various capacities with its management (e.g.,
Advisor   s team of
professionals,       management team of the Advisor,       Company   s
investment team,       Investment
Committee,       senior leadership team,       Management Teams,       Advisor
 s investment
committee,       Investment Committee    and    Portfolio Managers   ). Please
review and revise the
disclosure to concisely describe the functions of each respective entity as it applies to the
Company   s management and in doing so, avoid lengthy, generalized, and repetitive disclosure.
Also, define any such entity to the extent not already done so.

78. Please add the disclosure required by Item 403 of Regulation S-K.
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Kayne Anderson BDC, Inc.
November 3, 2023
Page 14 of 19

Portfolio Managers (Page 109)

79. Please state each portfolio manager   s business experience during the past
5 years. See Item
9.1.c of Form N-2.

80. Text in the "Portfolio Management" section states that "Mr. Goodwillie and Mr. Leonard are primarily responsible for overseeing the day-to-day operations of the Company." If the portfolio managers are jointly and primarily responsible for day-to-day management of the
Company   s
portfolio, please state so and provide a brief description of each person   s
role on the team or
committee (e.g., lead member). In that description, explain any limitations on
the person   s role
and the relationship between the person   s role and the roles of other persons
who have
responsibility for the day-to-day management of the Registrant   s portfolio.
Id and the Instruction
thereto.

81. Please include a statement, adjacent to this disclosure that the SAI provides additional
information about the Portfolio Managers    compensation, other accounts
managed and
ownership of securities in the Company. See Item 9.1.c. of Form N-2.

Investment Advisory Agreement (Page 112)

82. Please add the disclosure required by Item 9.1.(b)(4) of N-2.

Dividend Reinvestment Plan (Page 117)

83. Please disclose from whom additional information about the dividend reinvestment plan may be obtained, including a telephone number or address. See Item 10.1.e.(3) of Form N-2. Also,
for shareholders that wants to    opt-out    of the Dividend Reinvestment Plan
(the    DRIP   ), please
revise the last sentence of the second paragraph to explain how    the Company
will inform [such
shareholders] of a record date.

84. Please delete the last sentence in this section and revise the text to include all of the information about the DRIP required by Item 10.1.e of Form N-2 (i.e., describe the material aspects of any such plan, including, but not limited to, the type and amount of fees, commissions, and expenses payable by participants in connection with the plan). See Id at
(8).

85. Please note, the tax information required by Item 10.1.e.(5) should clarify that stockholders who elect to have their shares automatically reinvested through the DRIP will, nonetheless, be required to pay applicable federal, state or local taxes on the reinvested dividends and will not receive a corresponding cash distribution with which to pay any applicable tax. Also, consider specifying that capital gains and income are realized, even though the stockholder does not receive cash. See Item 10.1.e of Form N-2.

86. The third paragraph states,    [t]here are no brokerage charges or other
charges to
stockholders who participate in the plan." Please reconcile this statement with the fact that the fee table has a Dividend Reinvestment Plan Expenses caption and a footnote thereto stating,
"[t]he expenses of the dividend reinvestment plan are included in 'other expenses' in the table
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Kayne Anderson BDC, Inc.
November 3, 2023
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above." If the Company imposes fees on investors participating in the DRIP, either directly or indirectly, please describe that fact in the text and revise the fee table accordingly (i.e., in the fee table's DRIP caption disclose the highest fee that the Company may charge). See General
Instruction 4 to Item 3.1of Form N-2.

87. If the DRIP administrator imposes a service fee and/or expenses for administering the DRIP, state as much and disclose any such fee and/or expenses, indicate who pays those charges, and confirm they are disclosed in the fee table, including in the Shareholder Transaction Expenses section DRIP caption as applicable. See Id.

88. Please tell us what document reflects the DRIP administrator's fees. We note that the exhibit
index indicates the    First Amended and Restated Dividend Plan    (exhibit
25.2(e) in Item 25) is
   to be filed.

89. Please file a copy of a final DRIP agreement as an exhibit to the registration statement.

Description of Our Capital Stock (Pages 126-130)

90. If any of the Company   s governing documents contain provisions that: (i)
require
shareholders to waive jury trials; (ii) restrict shareholders    ability to
bring direct or derivative
claims; or (iii) require claims to be brought in an exclusive forum, please disclose such provisions in this section, to the extent not already done so. We may have more comments after reviewing your response.

Delaware Anti-takeover Law (Page 129)

91. The Company is subject to the Delaware control share acquisition statute. Please tell us if
the Company   s organizational documents contain control share acquisition provisions and if so,
which documents. To the extent not already done so, please disclose the material provisions of the statute in the Prospectus including: (i) the applicable control share voting thresholds; (ii) how voting rights for control shares may be restored; and (iii) any exemptions for acquisitions of control shares. Also, disclose (i) the rationale for the Company not broadly exempting application of these provisions; (ii) the impact upon shareholders of these provisions; and (iii) whether the Board has considered the provisions and determined that they are in the best interest of the Company and its shareholders. Please also disclose that recent federal and state court precedent has held that control share acquisition provisions are not consistent with the
Investment Company Act.

92. Please include in the Summary Prospectus, a summary of this information, including any applicable provision.

Exclusive Forum (Page 130)

93. Please clarify the risks stated in the last sentence to explain that with respect to the exclusive federal forum provisions, there is question regarding the enforceability of this provision since the l933 Act and l940 Act permit shareholder to bring claims arising from these Acts in both state
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Kayne Anderson BDC, Inc.
November 3, 2023
Page 16 of 19

and federal courts. Also, please revise the related provision in any Company organization document.

Managerial Assistance to Portfolio Companies (Page 131)

94. To the extent there are any fees charged to provide managerial assistance as described in the section, please disclose that any such fees are paid to/retained by the Company. If not, please tell us why.

Senior Securities and Indebtedness (Page 132)

95. The penultimate sentence states,    [w]e may also borrow amounts up to 5%
of the value of
our total assets for temporary or emergency purposes without regard to asset coverage.
(Emphasis added.) Please delete the references to    emergency    purposes. See
Section 18(g) of
the 1940 Act.

PART C: OTHER INFORMATION

Item 25. Financial Statements and Exhibits

96. While the Prospectus refers to the Company   s    charter,    the exhibit
index does not list any
such document. Please file a copy of the final charter as an exhibit to the registration statement pursuant to Item 25.2.

97. While the footnote to Exhibit 25.2(a)(4),    Certificate of Incorporation,
  indicates the
certificate is incorporated by reference from the Company   s Amendment No. 2
to Form 10 that
was filed on November 9, 2020, we note that Form 10 includes no such Certificate of
Incorporation. Please file a copy of the final Certificate of Incorporation as an exhibit to the registration statement. Id.

98. The exhibit index lists the Company   s    Amended and Restated Bylaws
as Exhibit
25.2(b)(1) (   Bylaws   ), and the footnote thereto states the Bylaws are
incorporated by reference
from the Form 8-K filed on February 25, 2022. That Form 8-K, however, does not reflect any such Bylaws. Please file a copy of the final Bylaws as an exhibit to the registration statement.
Id.

99. The Investment Advisory Agreement listed as Exhibit 25.2(g)(1) is partially dated. Also,
while the footnote to Exhibit 25.2(g)(2), the    Amendment to the Investment
Advisory
Agreement    indicates the amendment is incorporated by reference from the
Company   s Form 8-
K filed on February 9, 2021, that 8-K does not reflect any such "Amendment to the Investment
Advisory Agreement." Please explain to us how the Company amended a partially dated
Investment Advisory Agreement. Also, file respective copies of the final Investment Advisory
Agreement and any amendments thereto as exhibits to the registration statement. Id.

100. Per the FAST Act, to the extent not already done so, please include hyperlinks to each exhibit identified in the exhibit index and any other information incorporated by reference in the
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Kayne Anderson BDC, Inc.
November 3, 2023
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registration statement if filed on EDGAR (e.g., add hyperlinks for the documents noted in the
exhibits    respective footnotes). See Rule 411 under the 1933 Act and Rule 0-4 under the 1940
Act.

101. Please confirm to us that the Company will file executed copies of the agreements listed in the exhibit index (to the extent not already done so) when available. Also, in light of the inconsistencies noted in the comments above under this Item 25 section, please confirm that the exhibit disclosure is accurate or revise accordingly.

102. Please confirm that the legality opinion to be filed by amendment as
Exhibit 25.2(l) will
comply with Staff Legal Bulletin 19.

Item 30. Indemnification (page 4)

103. Please delete the third paragraph of this section.

104. Pursuant to Item 30 of Form N-2 state the general effect of any contract or arrangement, including any Company service contract, under which any director, officer, underwriter or affiliated person of the Company is insured or indemnified against any liability incurred in their official capacity, other than insurance provided by any director, officer, affiliated person, or underwriter for their own protection.

105. Please note the requirements of Rules 461(c) and 484 under the Securities Act. Also, revise the disclosure noting the requirements of Section 17(i) of the 1940 Act to conform exactly to the language of that section.

ACCOUNTING COMMENTS

106. Please include incentive fee examples in the Prospectus.

107. Please confirm in correspondence that the Company   s unfunded commitments
are
accounted for in accordance with ASC 820.

108. Please ensure all of the disclosures related to restricted securities required by Regulation S-
X 12-12, Footnote 8 are included in future financial statements, including acquisition date.

109. In future   nancial statements, please disclose how the weighted average was calculated in
the Quantitative Table for Valuation Techniques. See ASC 820-10-50-2(bbb)(2).

110. The Company discloses the weighted average total yield to maturity of debt and income producing securities. Please disclose the weighted average total yield to maturity based on the total investments of the fund (not excluding non-income producing securities). This comment applies to any other areas of the documents that disclose a yield excluding non-income producing securities.
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November 3, 2023
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GENERAL COMMENTS

111. Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The amendment to the draft registration statement or the publicly filed registration statement should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no disclosure change will be made in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

112. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

113. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

114. Please confirm in your response letter that FINRA has reviewed the proposed distribution arrangements for the offering described in the registration statement and that FINRA has issued a statement expressing no objections to the arrangements of the offering.

115. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities
Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

116. We note you filed an exemptive application on October 3, 2022 (and two subsequent amendments thereto) to amend the relief you and certain of your affiliates received on February
4, 2020. Please advise us: (i) if you have submitted or expect to submit any additional exemptive applications or no-action requests in connection with your registration statement; and (ii) of the status of your pending exemptive application.


                                      *    *   *    *   *    *

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.
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Kayne Anderson BDC, Inc.
November 3, 2023
Page 19 of 19

Should you have any questions regarding this letter, please contact me at (202) 551-6352.

                                                           Sincerely,
                                                           /s/ Kimberly A.
Browning

                                                           Kimberly A. Browning
                                                           Senior Counsel

cc:    Thankam Varghese, Branch Chief
       Michael Spratt, Assistant Director
       Kenneth Ellington, Staff Accountant